SHOE CARNIVAL, INC.
7500 East Columbia Street
Evansville, Indiana 47715
(812) 867-6471

July 28, 2015

VIA EDGAR

Ms. Tia L. Jenkins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shoe Carnival, Inc. Form 10-K for the Fiscal Year Ended January 31, 2015 Filed on April 16, 2015 File No. 000-21360

Dear Ms. Jenkins:

Shoe Carnival, Inc. (the “Company”) is in receipt of the comment letter dated July 23, 2015 (the “Comment Letter”) from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”). Per a telephone discussion between Brian McAllister of the SEC and our outside counsel, we hereby respectfully notify the SEC of the Company’s intent to respond to the Comment Letter on or before August 20, 2015.

If you should have any questions, please contact me at (812) 867-4037, or our outside counsel, Janelle Blankenship of Faegre Baker Daniels LLP, at (317) 569-4881.

Very truly yours,

/s/ W. Kerry Jackson
W. Kerry Jackson

cc:	Brian McAllister John Archfield Clifton E. Sifford